EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

Board of Directors

The Travelers Companies, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of The Travelers Companies, Inc. and subsidiaries of our reports dated February 13, 2014, with respect to the consolidated balance sheet of The Travelers Companies, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2013 which reports appear in the December 31, 2013 annual report on Form 10-K of The Travelers Companies, Inc.

/s/ KPMG LLP
KPMG LLP

New York, New York

May 27, 2014